FORM 12B-25

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File No.: 000-25024
CUSIP No.: 888325107
NOTIFICATION OF LATE FILING

[X] Form 10-KSB      [ ] Form 11-K      [ ]Form 20-F     [ ] Form 10-QSB     [ ] Form N-SAR

For Period Ended: July 31, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Titan Technologies, Inc.
.
Former Name if Applicable:	N/A

City State and Zip Code:	3206 Candelaria Road NE Albuquerque, NM 87107

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period. The Registrant is unable to timely file without unreasonable effort or expense its annual report on Form 10-KSB for the fiscal year ended July 31, 2006. The Registrant has not been able to finish the financial statements and have all proper parties review them prior to the due date. The Registrant intends to file the Form 10-KSB by the extension date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ronald L. Wilder	(505)	831-9600
Name	(Area Code)	(Telephone Number)

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).

[X] Yes     [ ] No

(3)
It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 Titan Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Titan Technologies, Inc.
Date: October 30, 2006.	By:	/s/ Ronald L. Wilder
Ronald L. Wilder
President, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer